SCHEDULE 13G Amendment No. 5 Ingram
Micro Inc. Class A Common Stock
$.01 Par Value
Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Management L.L.C.

Item 4:   Delaware
Item 5:   -0-
Item 6:   6,147,400
Item 7:   -0-
Item 8:   6,147,400
Item 9:   6,147,400
Item 11:  14.7%


Item 12:  IA


Cusip #:  457-153-10-4 Item 1:
Reporting
Person - Tiger Performance L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   4,737,600
Item 7:   -0-
Item 8:   4,737,600
Item 9:   4,737,600
Item 11   11.4%
Item 12:  IA

Cusip #:  457-153-10-4 Item 1:
Reporting
Person - Julian H. Robertson, Jr.
Item 4:   U.S.
Item 5:   -0-
Item 6:   10,885,000
Item 7:   -0-
Item 8:   10,885,000
Item 9:   10,885,000
Item 11:  26.1%
Item 12:  IN



Item 1 (a).  Ingram Micro Inc.


Item 1 (b). 1600 E. St. Andrew
Place, Santa Ana, California 92705


Item 2 (a).  This statement is
filed on behalf of Tiger Management
L.L.C. ("TMLLC") and Tiger
Performance L.L.C. ("TPLLC).

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY 10178.

Item 2 (c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2 (d).  Class A Common Stock
$.01 par value.

Item 2 (e).  CUSIP Number: 457
153104

Item 3. TMLLC and TPLLC
Are investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4.  Ownership as
of December 31, 1998 is
incorporated by reference to items
(5) (9) and (11) of the cover page
pertaining to each reporting
person.


Item 5.  Not
applicable.

Item 6.  Other persons
are known to have the right to
receive dividends from, or proceeds
from the sale of, such securities.
The interest The Jaguar Fund N.V.,
a Netherlands Antilles corporation
and Tiger, a New York limited
partnership, are more than 5%.
Item 7.  Not applicable



Item 8.  Not applicable



Item 9.  Not applicable



Item 10.  By signing below, I
certify that, to the best of my
Knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in
this statement is true, complete
and correct.

January 8, 1999

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 5 to Schedule 13G
dated January 8, 1999 relating to
shares of Class A common stock of
Ingram Micro Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C. /s/  Nolan

Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial

Officer JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under Power

of

Attorney dated 1/27/95 On File with

Schedule 13G for Kohl's

Corp. 2/7/95